Exhibit S

Republic of Panama

Ministerio de Economía y Finanzas

Dirección de Financiamiento Público

Via España y Calle 52

Edificio Ogawa, Piso 4

Panama, Republic of Panama

FOR IMMEDIATE RELEASE

June 21, 2021

PANAMA, REPUBLIC OF PANAMA —

New Local Treasury Bonds (Bonos del Tesoro) Offering and Offer to Purchase

The Republic of Panama (“Panama”), rated Baa2/BBB/BBB-, announced today its intention to commence an offer to purchase for cash (the “Tender Offer”) its outstanding 4.000% Global Bonds due 2024 (CUSIP No. 698299 BD5, ISIN US698299BD54, Common Code 111287791) (“Old Bonds”). As of June 21, 2021, there were U.S. $1.25 billion Old Bonds outstanding. The purchase price to be paid per U.S. $1,000 principal amount of Old Bonds that are tendered and accepted pursuant to the Tender Offer is expected to be U.S. $1,097.00. The Tender Offer will be subject to the terms and conditions to be set forth in a separate offer to purchase (the “Offer Document”) that Panama intends to release no later than the open of market, New York City time, on Wednesday, June 23, 2021.

On June 17, 2021, Panama announced that it may, subject to market conditions, commence an offering (the “Treasury Bonds Offering”) of new local Treasury Bonds (Bonos del Tesoro) to be denominated in U.S. Dollars due 2031 (“Treasury Bonds”). The Tender Offer will be conditioned upon the pricing, but not settlement, of the issue of Treasury Bonds issued by Panama in an amount and on terms and subject to conditions acceptable to Panama, which is expected to occur on Wednesday, June 23, 2021. Tender orders made by holders who have submitted an equivalent-sized indication of interest for Treasury Bonds prior to the pricing of the Treasury Bonds Offering at a price that is acceptable to Panama are expected to be accepted before any other tender orders. If Panama determines to issue and sell Treasury Bonds to such holders, the scheduled settlement date for the Treasury Bonds is expected to occur on Wednesday, June 30, 2021.

Once available, the Offer Document may be downloaded from D. F. King & Co., Inc.’s website atwww.dfking.com/panama.

OFFERS AND SALES OF THE TREASURY BONDS MAY BE MADE ONLY (1) TO QUALIFIED INSTITUTIONAL BUYERS, AS DEFINED IN RULE 144A UNDER THE U.S. SECURITIES ACT OF 1933 (THE “SECURITIES ACT”), OR (2) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

This press release does not comprise a prospectus for the purposes of Regulation (EU) 2017/1129 or Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

This press release is directed only at persons (i) outside the United Kingdom (the “UK”); (ii) that have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (iii) falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Order (all such persons together being referred to as “relevant persons”). This press release must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this press release relates is available only to relevant persons and will be engaged in only with relevant persons.